

**Helen Frankenthaler** (b.1928–2011)

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The artist was one of the most important and influential American Abstract Expressionist artists of the 20th century. Possibly influenced by her marriage to Robert Motherwell, this early work marks the artist's return to AbEx in the late 1950s.

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Initial Offering Price
$559,000

Offering Circular
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Price Appreciation of Similar Works
5.9%

| Sharpe Ratio (1984-2021) | watch video |
|---|---|
| Helen Frankenthaler | ▲1.56 |
| All Art | 0.28 |
| S&P 500 | 0.56 |

**35%** Progress

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## WHY WE LIKE THIS PAINTING

MASTERWORKS

- Helen Frankenthaler was a leading artist of the American Abstract Expressionist and Color Field movements in the mid-20th century.
- The artist has seen significant increases in prices realized at auction in recent years, and her auction records are led by paintings sold over the previous two years, including: "Royal Fireworks" (1975), which sold for $7,895,300 in June 2020, "Dream Decision" (1976), which sold for $5,894,100 in November 2021, and "Circe" (1974), which sold for $4,769,000 in May 2022.
- In April 2022, the Kunsthalle Krems in Austria and the Museum Folkwang in Essen, Germany, co-organized a solo exhibition titled "Helen Frankenthaler: Painterly Constellations," which features 74 works and will run through March 2023.
- Our acquisitions team has reviewed over 120 examples of work by Helen Frankenthaler, many of which are priced in excess of $2 million. Of these 120 works, this is the fourth one we have selected to be offered on the Masterworks platform.
- The Painting is an important, early example of Helen Frankenthaler's abstract practice, which underwent several stylistic shifts early in her career, most notably the artist's return to Abstract Expressionism. Her proximity to artists like Willem de Kooning and her husband, Robert Motherwell, may have precipitated this stylistic shift.
- On November 17, 2022, "Untitled" (1975), which is from a later period and executed on paper but shares a similar compositional aesthetic to the Painting, sold for $504,000 at Sotheby's, New York well over its pre-sale estimate of $120,000 to $180,000.

*Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.*



| 2021 Auction Sales | 2021 Number of Lots Sold |
| --- | --- |
| $20,668,218 | 112 |

# HELEN
# FRANKENTHALER

b. 1928 – d. 2011, UNITED STATES

Acrylic on canvas | 48 × 50 in. (122 × 127 cm.)

Helen Frankenthaler was one of the most important and influential American Abstract Expressionist artists of the 20th century.



$559,000

INITIAL OFFERING

15.3%

ANNUAL APPRECIATION OF AVERAGE HAMMER PRICES[1]

The Painting is an important, early example of Helen Frankenthaler's abstract practice, which underwent several stylistic shifts early in her career. Executed in 1959, the Painting belongs to a series of works created from around 1959 to 1962, and demonstrates Frankenthaler's brief return to Abstract Expressionist vocabulary. After creating her first "soak-stain" paintings in the early 1950s, which employed subtle color and more organic forms, the artist began painting more active and expressive works, like the Painting, by the end of the decade. Her proximity to Abstract Expressionist artists, like Willem de Kooning and her husband Robert Motherwell, may have precipitated this stylistic shift. The Painting's composition features dramatic lines, splashed color, and a central pool of rich brown paint that spreads across the raw unprimed canvas. The earthy palette of the Painting may have been inspired by Frankenthaler's time spent in Spain and France, where she honeymooned with Motherwell in 1958. During this trip, she visited the Prado in Madrid where she observed the works of Francisco Goya, and also viewed the prehistoric cave paintings at Altamira and Lascaux. This trip has been described as a turning point in Frankenthaler's career, and curator John Elderfield described her subsequent work as "a shift from the soft tonalism that surround[ed] her prismatic colors to something crisper, brighter and more graphically stamped." As of December 18, 2022, examples executed in the same period and in a similar style to the Painting have achieved prices in excess of $400,000 at auction, including *Untitled* (1958-1961), which sold for £365,700 ($414,400) at Bonhams, London on October 13, 2022 and *Cave Memory* (1959) sold for $399,000 at Christie's, New York on September 27, 2019. *Beach Horse* (1959), which is larger than the Painting and executed on a shaped canvas, sold for $2,055,000 at Christie's, New York on May 15, 2019, while *Untitled* (1975), which is from a later period and executed on paper but shares a similar compositional aesthetic to the Painting, sold for $504,000 at Sotheby's, New York well over its pre-sale estimate of $120,000 to $180,000 on November 17, 2022. The Painting's period, composition, and palette make it a commercial and desirable work by Helen Frankenthaler.

**AS OF DECEMBER 18, 2022, THE ARTIST HAS SEEN SIGNIFICANT INCREASES IN PRICES REALIZED AT AUCTION IN RECENT YEARS, AND HER AUCTION RECORDS ARE LED BY PAINTINGS SOLD OVER THE PREVIOUS TWO YEARS: *ROYAL FIREWORKS* (1975), WHICH SOLD ON JUNE 29, 2020 AT SOTHEBY'S NEW YORK FOR $7,895,300, *DREAM DECISION* (1976), WHICH SOLD AT SOTHEBY'S, NEW YORK ON NOVEMBER 19, 2021 FOR $5,894,100, AND *CIRCE* (1974), WHICH SOLD FOR $4,769,000 AT SOTHEBY'S, NEW YORK, ON MAY 19, 2022.**

Helen Frankenthaler has been regularly included in major international exhibitions since her first show in New York. In 1966, Frankenthaler represented the United States at the 33rd Venice Biennale, alongside Ellsworth Kelly, Roy Lichtenstein, and Jules Olitski, and a major show at the Whitney Museum of American Art followed in 1969. The Modern Art Museum of Fort Worth held a traveling retrospective in 1989, which visited the Museum of Modern Art in New York, the Los Angeles County Museum of Art, and the Detroit Institute of Arts. In 2019, Tate Britain showed a year-long exhibition of selected paintings by the artist, and in 2021, a major group show titled "Women in Abstraction" prominently featured her work at the Centre Pompidou in Paris. In April 2022, the Kunsthalle Krems in Austria and the Museum Folkwang in Essen, Germany, co-organized a solo exhibition titled "Helen Frankenthaler: Painterly Constellations," which will run through March 2023.

AVERAGE HAMMER PRICES[2,3]


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Helen Frankenthaler (b. 1928 – d. 2011) was born into a wealthy Manhattan family and raised in New York City. Following her graduation from Bennington College in Vermont in 1949, Frankenthaler returned to New York City to become a painter. Frankenthaler received her first solo show at Tibor de Nagy Gallery and also participated in the seminal 1951 "9th Street Show," curated by Leo Castelli. In addition to the first generation of Abstract Expressionists, like Jackson Pollock, the exhibition also showcased works by second generation female Abstract Expressionist painters, including Joan Mitchell, Lee Krasner, Elaine de Kooning, and Grace Hartigan. In 1952, Frankenthaler developed her pioneering "soak-stain" technique, where thinned oil paint was poured directly onto unprimed canvas to create large fields of color. In 1970, Frankenthaler closed her studio on 83rd street in Manhattan, and a year later, ended her thirteen year marriage to artist Robert Motherwell. In the aftermath of their divorce she traveled to the American Southwest, which would significantly influence her compositions and palette for the rest of the decade. The artist continued to paint through the 1980s and 1990s, until her passing in 2011. The Frankenthaler estate has been represented by Gagosian Gallery since 2012.




Frankenthaler
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## IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart includes a summary of total auction sales and average hammer prices for paintings by Helen Frankenthaler based on public records as tracked by third-party data sources. Between the year ending December 31, 2000 and the year ending December 31, 2021, 291 paintings by Helen Frankenthaler were sold at auction for a total of $128.9 million. From the year ending December 31, 2000 to the year ending December 31, 2021, total auction sales, excluding buyer's premium, have increased by 18.1% annually on average and average hammer prices increased by 15.3% annually on average. This analysis does not include works on paper, prints, editions, multiples or any non-unique works of art by the artist. This analysis also excludes artworks that went "unsold" or were "bought-in" at auction as a result of not meeting the seller's reserve price. For the purposes of the chart below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date per ArtPrice. Though we believe this to be a comprehensive list of public auction sales, no definitive object-oriented database is known to Masterworks, and therefore, despite our best efforts the list of objects may be incomplete.

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